Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Period from	Period from
	October 1, 2005 to	Inception to		Year Ended	Year Ended
(in thousands)	May 2, 2006	September 30, 2006	Combined	September 30, 2007	September 30, 2008

Pretax income (loss)	$(67,757)	$5,105	$(62,652)	$14,910	$8,425
Plus: Fixed charges and other financing costs	76,287	20,587	96,874	49,386	52,250

Earnings	$8,530	$25,692	$34,222	$64,296	$60,675

Fixed charges:
Interest expense	$33,000	$20,340	$53,340	$48,398	$51,196
Interest expense in rental expense	622	247	869	988	1,054

	33,622	20,587	54,209	49,386	52,250
Less: Write-off of deferred finance charges	15,994	—	15,994	—	—
Debt premiums	26,671	—	26,671	—	—

Net fixed charges	$76,287	$20,587	$96,874	$49,386	$52,250

Ratio	0.1	1.2	0.4	1.3	1.2